Exhibit 99.3

Recon Technology, Ltd. Reports First Quarter Fiscal Year 2017 Financial Results

BEIJING, Nov. 14, 2016 /PRNewswire/ --

•	Revenue grew 117% YoY; gross profit increased 172% and gross margin improved 280 basis points YoY

Recon Technology (the "Company" or "Recon") (NASDAQ: RCON), ("Recon" or the "Company"), a leading independent oilfield services provider operating primarily in China, today reported its financial results for the first quarter of fiscal year 2017, which ended September 30, 2016.

Q1 FY2017 Financial Highlights:

•	Total revenues for Q1 FY2017 were RMB7.8 million ($1.2 million),* an increase of RMB4.2 million or 117.1% from RMB3.6 million for the same period last fiscal year;

•	Gross profit increased 171.9% to RMB1.1 million ($0.2 million) for the three months ended September 30, 2016 from RMB0.4 million for the same period in 2015;

•	Gross margin improved more than 280 basis points to 14.0% in Q1 FY2017, compared to 11.2% for the same period last fiscal year;

•	Newly launched Oilfield waste management business saw RMB1.9 million ($0.3 million) in revenues, as compared to RMB0 in the same period of last year;

•	Operating loss was RMB5.5 million ($0.8 million) for the first quarter of FY2017, compared to a loss of RMB8.7 million for the same period last fiscal year;

•	Net loss and net loss attributable to ordinary shareholders for Q1 FY2017 was RMB5.5 million ($0.8 million), or RMB0.92 ($0.14) per diluted share, compared to RMB8.8 million, or RMB1.63 ($0.26) per diluted share, for the same period last fiscal year.

*	Courtesy foreign exchange rates are calculated based on RMB 6.6702: US$1.00.

Mr. Shenping Yin, Chairman and CEO of Recon stated, "We continued to develop and expand our new oilfield waste management business this quarter. We are pleased with these results so far in fiscal 2017. And we look forward to expanding more business sectors and potential markets in the following quarters."

Q1 FY2017 Financial Results

	For the Three Months Ended September 30,
(thousands)	2015 RMB	2016 RMB	2016 USD	% Change
Revenues	3,594	7,802	1,169	117.10%
Hardware and software	3,481	7,802	1,169	124.10%
Service	113	-	-	-100%
Gross margin	11.20%	14%	14%	2.80%
Net income (loss) attributable to RCON	(8,849)	(5,461)	(818)	38.30%

Revenues

Revenues for the three months ended September 30, 2016 were RMB7.8 million ($1.2 million), an increase of RMB4.2 million or 117.1% from RMB3.6 million for the three months ended September 30, 2015. The overall increase in revenue was mainly caused by our increased hardware and software revenue. In particular, (a) revenue from automation products and embedded software increased slightly to RMB2.1 million; (b) revenues from equipment and accessories increased by RMB2.3 million, or 160.5%, to RMB3.8 million for the three months ended September 30, 2016, as compared to RMB1.5 million for the same period of last fiscal year; and (c) as of first quarter of fiscal year 2017, the new oilfield waste water treatment products segment contributed RMB1.9 million revenue to our operations.

Gross Profit and Gross Margin

Cost of revenues increased from RMB3.2 million in the three months ended September 30, 2015 to RMB6.7 million ($1.0 million) for the same period in 2016, an increase of approximately RMB3.5 million ($0.5 million), or 110.2%.

Gross profit increased to approximately RMB1.1 million ($0.2 million) for the three months ended September 30, 2016 from approximately RMB0.4 million for the same period in 2015. Gross profit as a percentage of revenue increased to 14.0% for the three months ended September 30, 2016 from 11.2% for the same period in 2015.

Operating Loss and Operating Loss Margin

Selling expenses decreased approximately RMB62.5 thousand ($9.4 thousand) for the three months ended September 30, 2016 compared to the same period in 2015. General and administrative expenses increased by 20.5% or RMB0.8 million ($0.1 million), from  RMB4.1 million in the three months ended September 30, 2015 to RMB4.9 million ($0.7 million) in the same period of 2016. Research and development expenses decreased from approximately RMB1.8 million for three months ended September 30, 2015 to approximately RMB0.6 million ($0.1 million) for the same period of 2016. Total operating expenses decreased by RMB2.5 million, or 27.6%, to RMB6.6 million ($1.0 million) for the three months ended September 30, 2016 from RMB9.08 million for the same period during last fiscal year.

Operating loss was approximately RMB5.5 million ($0.8 million) for the three months ended September 30, 2016, compared to a loss of RMB8.7 million for the same period of 2015.

Net Loss

Net loss and net loss attributable to ordinary shareholders for the three months ended September 30, 2016 was RMB5.5 million ($0.8 million), or RMB0.92 ($0.14) per diluted share, compared to RMB8.85 million, or RMB1.63 ($0.26) per diluted share, for the same period last fiscal year.

Financial Position

As of September 30, 2016, the Company had cash and cash equivalents of RMB0.6 million ($0.08 million), and short-term borrowings from related parties of RMB12.5 million ($1.9 million), compared to RMB3.9 million and RMB9.4 million, respectively, for the same period last fiscal year. Working capital as of September 30, 2016 was RMB41.2 million ($6.2 million) as compared to RMB66.5 million at September 30, 2015. Net cash used in operating activities was RMB0.3 million ($0.05 million) for the three months ended September 30, 2016, compared to RMB1.0 million for the same period of last fiscal year. Net cash used in investing activities was RMB22.3 thousand ($3.3 thousand) for the three months ended September 30, 2016, compared to RMB0.5 million for the same period of last fiscal year. Net cash used in financing activities was RMB1.0 million ($0.1 million) for the three months ended September 30, 2016, compared to RMB7.1 million ($1.1 million) for the same period last fiscal year.

Recent Developments

As of the first quarter of fiscal year 2017, the Company has achieved remarkable achievement in its oilfield waste water treatment segment. In January 2016, the Company announced its cooperation with Qinghai Oilfield Company, signing an agreement to sell the oilfield RMB3.98 million of related products and services. For the three months period ended September 30, 2016, the Company has completed this agreement and continues to expand markets in the environmental protection industry, including oilfield water treatment and other industrial and sewage disposal projects.

The Company has also developed new clients China's top producing Changqing Oilfield, which is located in China's Xi'an Province.

About Recon

Recon Technology, Ltd. is China's first listed non-state owned oil and gas field service company on Nasdaq (RCON). Recon supplies China's largest oil exploration companies, Sinopec and CNPC, with advanced automated technologies, efficient gathering and transportation equipment and reservoir stimulation measure for increasing petroleum extraction levels, reducing impurities and lowering production costs. Through the years, RCON has taken leading positions on several segmented markets of the oil and gas filed service industry. RCON also has developed stable long-term cooperation relationship with its major clients, and its products and service are also well accepted by clients. For additional information please visit us at www.recon.cn.

Safe Harbor

This news release contains forward-looking statements as defined by the Private Securities Litigation Reform Act of 1995. Forward-looking statements include statements concerning plans, objectives, goals, strategies, future events or performance, and underlying assumptions and other statements that are other than statements of historical facts. These statements are subject to uncertainties and risks including, but not limited to, product and service demand and acceptance, changes in technology, economic conditions, the impact of competition and pricing, government regulation, and other risks contained in reports filed by the company with the Securities and Exchange Commission. All such forward-looking statements, whether written or oral, and whether made by or on behalf of the company, are expressly qualified by the cautionary statements and any other cautionary statements which may accompany the forward-looking statements. In addition, the company disclaims any obligation to update any forward-looking statements to reflect events or circumstances after the date hereof.

Company Contact

Liu Jia
Recon Technology, Ltd.
+86 (10) 84945799
info@recon.cn

RECON TECHNOLOGY, LTD
CONDENSED CONSOLIDATED BALANCE SHEETS
(UNAUDITED)

	As of June 30,	As of September 30,	As of September 30,
	2016	2016	2016
ASSETS	RMB	RMB	U.S. Dollars
Current assets
Cash	1,817,620	554,630	83,150
Notes receivable	4,660,177	3,105,770	465,617
Trade accounts receivable, net	38,097,626	37,267,708	5,587,178
Inventories, net	6,313,070	6,339,234	950,379
Other receivables, net	22,000,112	20,101,962	3,013,688
Purchase advances, net	1,323,305	4,000,124	599,699
Prepaid expenses	110,310	55,260	8,285
Total current assets	74,322,220	71,424,688	10,707,996
Property and equipment, net	2,907,762	2,723,363	408,287
Long-term trade accounts receivable, net	2,220,332	2,220,332	332,872
Total Assets	79,450,314	76,368,383	11,449,155

Current liabilities
Trade accounts payable	7,540,430	9,267,662	1,389,409
Other payables	2,972,192	2,787,443	417,894
Other payable- related parties	3,680,244	3,712,698	556,608
Deferred revenue	406,681	231,187	34,660
Advances from customers	200,600	200,100	29,999
Accrued payroll and employees' welfare	381,109	499,155	74,833
Accrued expenses	261,348	193,274	28,974
Taxes payable	755,880	683,148	102,418
Short-term borrowings	530,000	-	-
Short-term borrowings - related parties	12,941,848	12,515,253	1,876,288
Deferred tax liability	180,186	180,186	27,014
Total current liabilities	29,850,518	30,270,106	4,538,097
Equity
Common stock, ($ 0.0185 U.S. dollar par value, 100,000,000 shares authorized; 5,804,005 and 5,980,792 shares issued and outstanding as of June 30, 2016 and September 30, 2016, respectively)	741,467	763,340	114,440
Additional paid-in capital	100,612,455	102,557,249	15,375,392
Statutory reserve	4,148,929	4,148,929	622,008
Accumulated deficits	(63,907,512)	(69,368,096)	(10,399,671)
Accumulated other comprehensive loss	(219,040)	(226,642)	(33,978)
Total shareholders' equity	41,376,299	37,874,780	5,678,191
Non-controlling interest	8,223,497	8,223,497	1,232,867
Total equity	49,599,796	46,098,277	6,911,058
Total Liabilities and Equity	79,450,314	76,368,383	11,449,155

The accompanying notes are an integral part of these unaudited condensed consolidated financial statements

RECON TECHNOLOGY, LTD
CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS AND COMPREHENSIVE LOSS
(UNAUDITED)

	For the three months ended
	September 30,
	2015	2016	2016
	RMB	RMB	USD
Revenues
Hardware and software	3,480,752	7,802,103	1,169,692
Service	113,208	-	-
Total revenues	3,593,960	7,802,103	1,169,692

Cost of revenues
Hardware and software	3,315,627	6,447,643	966,632
Provision for (reversal of) slow moving inventories	(123,332)	262,135	39,299
Total cost of revenues	3,192,295	6,709,778	1,005,931
Gross profit	401,665	1,092,325	163,761
Selling and distribution expenses	1,112,670	1,050,141	157,437
General and administrative expenses	4,067,219	4,899,328	734,508
Provision for doubtful accounts	2,109,926	8,026	1,203
Research and development expenses	1,792,997	618,674	92,752
Operating expenses	9,082,812	6,576,169	985,900

Loss from operations	(8,681,147)	(5,483,844)	(822,139)
Other income (expenses)
Subsidy income	49,000	7,807	1,170
Interest income	55,510	27,894	4,182
Interest expense	(277,824)	(132,490)	(19,863)
Income (loss) from foreign currency exchange	(938)	388	58
Other income (expense)	(9,664)	99,518	14,920
Other income (expense)	(183,916)	3,117	467
Loss before income tax	(8,865,063)	(5,480,727)	(821,672)
Benefit for income tax	(16,457)	(20,143)	(3,020)
Net loss	(8,848,606)	(5,460,584)	(818,652)
Comprehensive loss
Net loss	(8,848,606)	(5,460,584)	(818,652)
Foreign currency translation adjustment	124,218	(7,602)	(1,140)
Comprehensive loss	(8,724,388)	(5,468,186)	(819,792)
Less: Comprehensive loss attributable to non-controlling interest	16,620	-	-
Comprehensive loss attributable to Recon Technology, Ltd	(8,741,008)	(5,468,186)	(819,792)

Loss per common share - basic and diluted	(1.63)	(0.92)	(0.14)
Weighted - average shares -basic and diluted	5,438,763	5,957,733	5,957,733

The accompanying notes are an integral part of these unaudited condensed consolidated financial statements

RECON TECHNOLOGY, LTD
CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS
(UNAUDITED)

	For the three months ended September 30,
	2015	2016	2016
	RMB	RMB	U.S. Dollars
Cash flows from operating activities:
Net loss	(8,848,606)	(5,460,584)	(818,652)
Adjustments to reconcile net loss to net cash used in operating activities:
Depreciation	259,768	205,580	30,821
Gain from disposal of equipment	-	(35,919)	(5,385)
Provision for doubtful accounts	2,109,926	8,026	1,203
Provision for (reversal of) slow moving inventories	(123,332)	262,135	39,299
Share based compensation	1,126,552	1,966,670	294,843
Deferred tax benefit	(16,458)	-	-
Restricted shares issued for services	202,475	-	-
Changes in operating assets and liabilities:
Notes receivable	977,950	1,554,407	233,037
Trade accounts receivable	1,685,745	1,035,863	155,297
Trade accounts receivable-related parties	4,569,800	-	-
Inventories	(908,544)	(288,299)	(43,222)
Other receivable, net	(419,821)	1,866,616	279,843
Other receivables-related parties, net	91,021	-	-
Purchase advance, net	(847,071)	(2,873,141)	(430,742)
Purchase advance-related parties, net	394,034	-	-
Prepaid expense	216,619	55,050	8,253
Prepaid expense - related parties, net	210,000	-	-
Trade accounts payable	(217,263)	1,727,232	258,947
Trade accounts payable-related parties	(254,826)	-	-
Other payables	(308,852)	(184,749)	(27,698)
Other payables-related parties	(2,465,074)	32,454	4,866
Deferred revenue	166,982	(175,494)	(26,310)
Advances from customers	(158,716)	(500)	(75)
Accrued payroll and employees' welfare	83,268	118,046	17,697
Accrued expenses	(7,505)	(56,539)	(8,476)
Taxes payable	1,507,434	(80,273)	(12,035)
Net cash used in operating activities	(974,494)	(323,419)	(48,489)
Cash flows from investing activities:
Purchase of property and equipment	(470,265)	(29,621)	(4,441)
Proceeds from disposal of equipment	-	51,900	7,781
Net cash provided by (used in) investing activities	(470,265)	22,279	3,340
Cash flows from financing activities:
Repayment of short-term borrowings	-	(530,000)	(79,458)
Proceeds from short-term borrowings-related parties	1,800,000	4,838,318	725,361
Repayment of short-term borrowings-related parties	(9,100,000)	(5,276,448)	(791,046)
Proceeds from sale of common stock, net of issuance costs	165,823	-	-
Net cash used in financing activities	(7,134,177)	(968,130)	(145,143)
Effect of exchange rate fluctuation on cash and cash equivalents	111,279	6,280	943
Net decrease in cash	(8,467,657)	(1,262,990)	(189,349)
Cash at beginning of period	12,344,929	1,817,620	272,498
Cash at end of period	3,877,272	554,630	83,149

Supplemental cash flow information
Cash paid during the period for interest	277,824	167,403	25,097
Cash paid during the period for taxes	72,217	-	-
Non-cash investing and financing activities
AR and short-term borrowings-related parties offset	200,000	-	-

The accompanying notes are an integral part of these unaudited condensed consolidated financial statements